Exhibit 99.1

For Immediate Release

January 22, 2016

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results

SAP Beats 2015 Targets – Raises 2017 Midterm Ambition

•	Tremendous Momentum in New Cloud Bookings – Up 103% in the Full Year
•	Cloud Subscriptions and Support Backlog, A Lead Indicator for Continued Strong Cloud Growth, Increased 45%, Reaching €3.7 Billion at Year-End
•	Full Year Non-IFRS Cloud Subscription and Support Revenue Up 109% to €2.30 Billion (€2.00 Billion at Constant Currencies, Achieving Company Guidance)
•	Full Year Non-IFRS Cloud and Software Revenue Up 20% (12% at Constant Currencies, Beating Company Guidance)
•	SAP S/4HANA Adoption Surges – More Than Doubling the Number of Customers in the Fourth Quarter, Now Exceeding 2,700 Customers
•	Full Year Non-IFRS Operating Profit Up 13% to €6.35 Billion (€5.903 Billion at Constant Currencies, Beating Company Guidance)
•	Targeting Up to €4.0 Billion Non-IFRS Cloud Subscriptions and Support Revenue By 2017

WALLDORF, Germany – January 22, 2016 – SAP SE (NYSE: SAP) today announced its financial results for the fourth quarter and full year ended December 31, 2015.

SAP had exceptional momentum in the fourth quarter with fast growth in cloud and double-digit growth in its core license business. For the full year, non-IFRS cloud and software revenue grew by 20% or 12% at constant currencies and exceeded the outlook of 8% – 10% growth at constant currencies. New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 103% in the full year to €883 million and 75% in the fourth quarter to €344 million1. Non-IFRS cloud subscriptions and support revenue was €2.30 billion (€2.00 billion2 at constant currencies, achieving the full year outlook of €1.95 to €2.05 billion at constant currencies). Non-IFRS operating profit was €6.35 billion (€5.903 billion at constant currencies, beating the full year outlook of €5.6 – €5.9 billion at constant currencies).

1 New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass transaction-based fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed approximately €39 million to SAP’s new cloud bookings in the fourth quarter 2015.

2 For the fourth quarter 2015, Concur contributed approximately €162 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies. The Concur acquisition was closed on December 4th, 2014.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 2

“Our strength in 2015 shows that the S/4HANA innovation cycle is well underway,” said Bill McDermott, CEO of SAP. “Our completeness of vision in the cloud has distinguished SAP from both legacy players and point solution providers. We beat on cloud and software, we beat on operating income and we are ever confident that SAP will remain a profitable growth business well into the future.”

“Our tremendous 2015 results validate our strategy of innovating across the core, the cloud and business networks to help our customers become true digital enterprises”, said Luka Mucic, CFO of SAP. “We have transformed our company and made it leaner by shifting investments from noncore activities to strategic growth areas enabling us to capture the tremendous growth opportunities in the market. This puts us on a strong path for the future reflected in an increase of our 2017 ambition.”

BUSINESS HIGHLIGHTS IN THE FOURTH QUARTER 2015

SAP S/4HANA Adoption Soars, More Than Doubling in the Fourth Quarter

SAP S/4HANA is the next generation business suite and the “nucleus” around which businesses can operate all their processes in real time and seamlessly integrate their enterprise and their external ecosystem to enable successful business outcomes. Customer adoption of SAP S/4HANA continues to accelerate sharply, with more than 2,700 customers across all regions and industries at the end of 2015, more than doubling quarter over quarter. S/4HANA is also catalyzing broad customer adoption of our entire innovation portfolio. For example, Merck is turning to S/4HANA for fast data access, enhanced user experience, and productivity through simplified business processes.

Human Capital Management Shows Strong Momentum

Customers are increasingly turning to SAP to manage their global workforce, both permanent and flexible. The customer count for SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, surpassed 1,000 for the first time in the fourth quarter. SAP is winning against its key HCM competitors, especially in markets outside of the United States. For example, Lufthansa selected SAP SuccessFactors. SAP’s innovations in HCM will further increase SAP’s differentiation and drive market share gains.

Customer Engagement and Commerce Drives Triple-Digit Bookings Growth

SAP saw excellent growth in its Customer Engagement and Commerce solutions. Customers build a new, more personalized relationship with their consumers, making it richer and more contextual across all channels. SAP is unique because it also enables businesses to connect the front and back office in real-time and fulfill ecommerce in one end-to-end value chain. New cloud bookings for Customer Engagement and Commerce saw triple-digit growth in full year 2015.

Strong Growth in Business Networks

SAP is leading the charge to a hyperconnected world. SAP Business Network Group comprises Ariba, Fieldglass and Concur – providing the common attributes of a rich open platform and a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation. New cloud bookings for the business network increased 187% in the full year to €309 million.

Approximately 2 million connected companies trade over $740 billion of commerce3 on the Ariba network, more than 32 million end users process travel and expenses with Concur and customers managed over 1.9 million flexible workers in approximately 130 countries with the Fieldglass platform over the past 12 months.

3 Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months. In previous quarters this also included Concur and Fieldglass for which as of the third quarter 2015 separate more relevant metrics are disclosed.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 3

Regional Performance – Double-Digit Growth Across All Regions in Cloud and Software Revenue

The EMEA region had an outstanding performance in the fourth quarter, with an 11% increase in non-IFRS cloud and software revenue including a strong double-digit software license performance in Germany and Russia. Non-IFRS cloud subscriptions and support revenue in EMEA grew by 53% with very strong double-digit growth in new cloud bookings.

The Americas region had strong double-digit growth, with non-IFRS cloud and software revenue rising 27% including a strong software revenue performance in the U.S.. Brazil rebounded with a strong double-digit software revenue performance amidst a macro environment that continued to be unstable. Non-IFRS cloud subscriptions and support revenue in the Americas region grew 89% with new cloud bookings growing in double-digits.

The APJ region was back to solid double-digit growth in the fourth quarter with non-IFRS cloud and software growth of 18% including strong double-digit software revenue growth in Australia and India. Non-IFRS cloud subscriptions and support revenue in APJ grew 55%. The Company saw exceptional momentum in new cloud bookings and grew in triple-digits.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 4

FINANCIAL RESULTS IN DETAIL

FOURTH QUARTER 2015

	Fourth Quarter 2015
	IFRS			Non-IFRS
€ million, unless otherwise stated	Q4 2015	Q4 2014	% change	Q4 2015	Q4 2014	% change	% change const. curr.

New cloud bookings	344	197	75	N/A	N/A	N/A	N/A
Cloud subscriptions and support	632	349	81	633	360	76	60
Software licenses and support	4,749	4,209	13	4,749	4,210	13	9
Cloud and software	5,381	4,558	18	5,382	4,570	18	13
Total revenue	6,346	5,458	16	6,347	5,469	16	11
Operating profit	1,699	1,753	–3	2,280	2,127	7	3
Profit after tax	1,283	1,309	–2	1,674	1,569	7
Basic earnings per share (€)	1.07	1.10	–2	1.40	1.31	7
Number of employees (FTE)	76,986	74,406	3	N/A	N/A	N/A	N/A

All figures are unaudited.

For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €632 million (2014: €349 million), an increase of 81%. Non-IFRS cloud subscriptions and support revenue was €633 million (2014: €360 million), an increase of 76% (60% at constant currencies). IFRS software licenses revenue was €2.15 billion (2014: €1.87 billion), an increase of 15%. Non-IFRS software licenses revenue was €2.15 billion (2014: €1.87 billion), an increase of 15% (11% at constant currencies). IFRS software licenses and support revenue was €4.75 billion (2014: €4.21 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €4.75 billion (2014: €4.21 billion), an increase of 13% (9% at constant currencies). IFRS cloud and software revenue was €5.38 billion (2014: €4.56 billion), an increase of 18%. Non-IFRS cloud and software revenue was €5.38 billion (2014: €4.57 billion), an increase of 18% (13% at constant currencies). IFRS total revenue was €6.35 billion (2014: €5.46 billion), an increase of 16%. Non-IFRS total revenue was €6.35 billion (2014: €5.47 billion), an increase of 16% (11% at constant currencies).

IFRS operating profit was €1.70 billion (2014: €1.75 billion), a decrease of 3%. Non-IFRS operating profit was €2.28 billion (2014: €2.13 billion), an increase of 7% (3% at constant currencies). IFRS operating margin was 26.8% (2014: 32.1%), a decrease of 5.3 percentage points. Non-IFRS operating margin was 35.9% (2014: 38.9%), a decrease of 3.0 percentage points (2.6 percentage points at constant currencies).

IFRS profit after tax was €1.28 billion (2014: €1.31 billion), a decrease of 2%. Non-IFRS profit after tax was €1.67 billion (2014: €1.57 billion), an increase of 7%. IFRS basic earnings per share was €1.07 (2014: €1.10), a decrease of 2%. Non-IFRS basic earnings per share was €1.40 (2014: €1.31), an increase of 7%. The IFRS and non-IFRS effective tax rates in the fourth quarter of 2015 were 22.0% (2014: 24.5%) and 24.8% (2014: 25.5%), respectively.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 5

FULL YEAR 2015

	Full Year 2015
	IFRS			Non-IFRS
€ million, unless otherwise stated	FY 2015	FY 2014	% change	FY 2015	FY 2014	% change	% change const. curr.

New cloud bookings	883	436	103	N/A	N/A	N/A	N/A
Cloud subscriptions and support	2,286	1,087	110	2,296	1,101	109	82
Software licenses and support	14,931	13,228	13	14,933	13,233	13	6
Cloud and software	17,218	14,315	20	17,229	14,334	20	12
Total revenue	20,797	17,560	18	20,809	17,580	18	10
Operating profit	4,251	4,331	–2	6,346	5,638	13	5
Profit after tax	3,061	3,280	–7	4,505	4,182	8
Basic earnings per share (€)	2.56	2.75	–7	3.77	3.50	8
Number of employees (FTE)	76,986	74,406	3	N/A	N/A	N/A	N/A

All figures are unaudited.

For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €2.29 billion (2014: €1.09 billion), an increase of 110%. Non-IFRS cloud subscriptions and support revenue was €2.30 billion (2014: €1.10 billion), an increase of 109% (82% at constant currencies). IFRS software licenses revenue was €4.84 billion (2014: €4.40 billion), an increase of 10%. Non-IFRS software licenses revenue was €4.84 billion (2014: €4.40 billion), an increase of 10% (4% at constant currencies). IFRS software licenses and support revenue was €14.93 billion (2014: €13.23 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €14.93 billion (2014: €13.23 billion), an increase of 13% (6% at constant currencies). IFRS cloud and software revenue was €17.22 billion (2014: €14.32 billion), an increase of 20%. Non-IFRS cloud and software revenue was €17.23 billion (2014: €14.33 billion), an increase of 20% (12% at constant currencies). IFRS total revenue was €20.80 billion (2014: €17.56 billion), an increase of 18%. Non-IFRS total revenue was €20.81 billion (2014: €17.58 billion), an increase of 18% (10% at constant currencies).

IFRS operating profit was €4.25 billion (2014: €4.33 billion), a decrease of 2%. Non-IFRS operating profit was €6.35 billion (2014: €5.64 billion), an increase of 13% (5% at constant currencies). IFRS operating margin was 20.4% (2014: 24.7%), a decrease of 4.2 percentage points. Non-IFRS operating margin was 30.5% (2014: 32.1%), a decrease of 1.6 percentage points (1.5 percentage points at constant currencies).

IFRS profit after tax was €3.06 billion (2014: €3.28 billion), a decrease of 7%. Non-IFRS profit after tax was €4.50 billion (2014: €4.18 billion), an increase of 8%. IFRS basic earnings per share was €2.56 (2014: €2.75), a decrease of 7%. Non-IFRS basic earnings per share was €3.77 (2014: €3.50), an increase of 8%. The IFRS and non-IFRS effective tax rates for the twelve months of 2015 were 23.3% (2014: 24.7%) and 26.0% (2014: 26.1%), respectively.

Operating cash flow was €3.64 billion (2014: €3.50 billion), an increase of 4% year-over-year. Free cash flow increased year-over-year to €3.0 billion (2014: €2.76 billion). Free cash flow was 14% of total revenue (2014: 16%). At December 31, 2015, SAP had a total group liquidity of €3.56 billion (December 31, 2014: €3.42 billion), which includes cash and cash equivalents and current investments. Net liquidity 2 at December 31, 2015 was -€5.62 billion compared to -€7.67 billion at December 31, 2014.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 6

BUSINESS OUTLOOK 2016

The Company is providing the following full year outlook:

•	Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 – €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.
•	The Company expects full year 2016 non-IFRS cloud and software revenue to increase by 6% – 8% at constant currencies (2015: €17.23 billion).
•	The Company expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion – €6.7 billion at constant currencies (2015: €6.35 billion).

While the Company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as we progress through the year.

MID-TERM OUTLOOK

Looking beyond 2016, SAP is raising its 2017 ambition to reflect both the current exchange rate environment and excellent business momentum.

Assuming a stable exchange rate environment going forward SAP now expects non-IFRS cloud subscriptions and support revenue in a range of €3.8 – €4.0 billion in 2017. The upper end of this range represents a 2015 to 2017 CAGR of 32%. Non-IFRS total revenue is now expected to be in a range of €23.0 – €23.5 billion in 2017. The Company now expects its 2017 non-IFRS operating profit to be in a range of €6.7 – €7.0 billion.

SAP continues to anticipate that the fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue. Given the current software license revenue momentum the Company now expects the total of cloud subscriptions & support revenue and software support revenue to be in a range of 63% – 65% of total revenue in 2017.

By 2017 SAP continues to expect its rapidly growing cloud subscriptions and support revenue to be close to software license revenue and is expected to exceed software license revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

The Company is not adjusting its long term, high level 2020 ambition at this time. The Company’s 2020 ambition communicated in 2015 was:

•	€7.5 – €8.0 billion non-IFRS cloud subscriptions and support revenue
•	€26 – €28 billion non-IFRS total revenue
•	€8.0 – €9.0 billion non-IFRS operating profit
•	70% – 75% share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue).

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 7

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur and Fieldglass starting December 4 and May 2, respectively.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

In the fourth quarter 2015, we updated the customer location data underlying our cloud subscription and support revenue by region disclosures in 2015 to make the 2015 numbers comparable to prior year numbers. Updated revenue by region numbers for the first, second and third quarter of 2015 reflecting the updated customer location data are available on our website under Revenue by Region. Prior year numbers are not affected by the update.

2015 Integrated Report and Annual Report

SAP’s 2015 Integrated Report and Annual Report to Shareholders and 2015 Annual Report on Form 20-F are scheduled to be published on March 29, 2016, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable approximately 300,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 8

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FOURTH QUARTER 2015

(Condensed and Unaudited)

Page

Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F6
Explanation of Non-IFRS Adjustments	F7
Revenue by Region	F8-F9
Multi-Quarter Summary	F10-F11

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended December 31
€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	632	349	81
Software licenses	2,149	1,867	15
Software support	2,600	2,342	11
Software licenses and support	4,749	4,209	13
Cloud and software	5,381	4,558	18
Services	965	899	7
Total revenue	6,346	5,458	16

Cost of cloud subscriptions and support	–305	–161	89
Cost of software licenses and support	–660	–569	16
Cost of cloud and software	–964	–730	32
Cost of services	–891	–732	22
Total cost of revenue	–1,856	–1,463	27
Gross profit	4,490	3,995	12
Research and development	–796	–670	19
Sales and marketing	–1,654	–1,269	30
General and administration	–286	–279	2
Restructuring	–59	–29	>100
TomorrowNow and Versata litigation	0	–2	<-100
Other operating income/expense, net	3	8	–62
Total operating expenses	–4,647	–3,705	25
Operating profit	1,699	1,753	–3

Other non-operating income/expense, net	–29	4	<-100
Finance income	52	28	83
Finance costs	–76	–52	46
Financial income, net	–24	–24	2
Profit before tax	1,646	1,733	–5
Income tax TomorrowNow and Versata litigation	0	1	<-100
Other income tax expense	–363	–425	–15
Income tax expense	–363	–424	–15
Profit after tax	1,283	1,309	–2
attributable to owners of parent	1,286	1,309	–2
attributable to non-controlling interests	–3	0	<-100

Earnings per share, basic (in €)1)	1.07	1.10	–2
Earnings per share, diluted (in €)1)	1.07	1.09	–2

1) For the three months ended December 31, 2015 and 2014, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,195 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – TWELVE MONTHS

For the twelve months ended December 31

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	2,286	1,087	110
Software licenses	4,838	4,399	10
Software support	10,094	8,829	14
Software licenses and support	14,931	13,228	13
Cloud and software	17,218	14,315	20
Services	3,580	3,245	10
Total revenue	20,797	17,560	18

Cost of cloud subscriptions and support	–1,013	–481	111
Cost of software licenses and support	–2,291	–2,076	10
Cost of cloud and software	–3,304	–2,557	29
Cost of services	–3,314	–2,716	22
Total cost of revenue	–6,619	–5,272	26
Gross profit	14,179	12,288	15
Research and development	–2,855	–2,331	22
Sales and marketing	–5,403	–4,304	26
General and administration	–1,052	–892	18
Restructuring	–621	–126	>100
TomorrowNow and Versata litigation	0	–309	<-100
Other operating income/expense, net	3	4	–30
Total operating expenses	–16,546	–13,230	25
Operating profit	4,251	4,331	–2

Other non-operating income/expense, net	–257	49	<-100
Finance income	241	127	89
Finance costs	–246	–152	62
Financial income, net	–5	–25	–80
Profit before tax	3,990	4,355	–8
Income tax TomorrowNow and Versata litigation	0	86	<-100
Other income tax expense	–929	–1,161	–20
Income tax expense	–929	–1,075	–14
Profit after tax	3,061	3,280	–7
attributable to owners of parent	3,069	3,280	–6
attributable to non-controlling interests	–8	0	>100

Earnings per share, basic (in €)1)	2.56	2.75	–7
Earnings per share, diluted (in €)1)	2.56	2.74	–7

1) For the twelve months ended December 31, 2015 and 2014, the weighted average number of shares was 1,197 million (diluted 1,198 million) and 1,195 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31, 2015 and December 31, 2014
€ millions	2015	2014
Cash and cash equivalents	3,411	3,328
Other financial assets	359	678
Trade and other receivables	5,288	4,342
Other non-financial assets	465	435
Tax assets	230	215
Total current assets	9,751	8,999
Goodwill	22,689	21,000
Intangible assets	4,280	4,604
Property, plant, and equipment	2,195	2,102
Other financial assets	1,336	1,021
Trade and other receivables	87	100
Other non-financial assets	332	164
Tax assets	283	231
Deferred tax assets	438	343
Total non-current assets	31,640	29,566
Total assets	41,391	38,565

as at December 31, 2015 and December 31, 2014
€ millions	2015	2014
Trade and other payables	1,111	1,032
Tax liabilities	220	339
Financial liabilities	841	2,561
Other non-financial liabilities	3,434	2,811
Provisions	299	150
Deferred income	1,999	1,680
Total current liabilities	7,903	8,574
Trade and other payables	81	55
Tax liabilities	420	371
Financial liabilities	8,681	8,980
Other non-financial liabilities	283	219
Provisions	180	151
Deferred tax liabilities	436	603
Deferred income	108	78
Total non-current liabilities	10,188	10,457
Total liabilities	18,091	19,031
Issued capital	1,229	1,229
Share premium	558	614
Retained earnings	20,049	18,317
Other components of equity	2,561	564
Treasury shares	–1,124	–1,224
Equity attributable to owners of parent	23,272	19,499
Non-controlling interests	28	34
Total equity	23,300	19,534
Total equity and liabilities	41,391	38,565

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the twelve months ended December 31
€ millions	2015	2014
Profit after tax	3,061	3,280
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	1,289	1,010
Income tax expense	929	1,075
Financial income, net	5	25
Decrease/increase in sales and bad debt allowances on trade receivables	45	47
Other adjustments for non-cash items	–3	70
Decrease/increase in trade and other receivables	–857	–286
Decrease/increase in other assets	–317	–329
Decrease/increase in trade payables, provisions, and other liabilities	759	573
Decrease/increase in deferred income	218	16
Cash outflows due to TomorrowNow and Versata litigation	0	–555
Interest paid	–172	–130
Interest received	82	59
Income taxes paid, net of refunds	–1,399	–1,356
Net cash flows from operating activities	3,639	3,499
Business combinations, net of cash and cash equivalents acquired	–39	–6,360
Cash receipts from derivative financial instruments related to business combinations	266	–111
Total cash flows for business combinations, net of cash and cash equivalents acquired	226	–6,472
Purchase of intangible assets and property, plant, and equipment	–637	–737
Proceeds from sales of intangible assets or property, plant, and equipment	68	46
Purchase of equity or debt instruments of other entities	–1,929	–910
Proceeds from sales of equity or debt instruments of other entities	1,939	833
Net cash flows from investing activities	–334	–7,240
Dividends paid	–1,316	–1,194
Proceeds from reissuance of treasury shares	64	51
Proceeds from borrowings	1,748	7,503
Repayments of borrowings	–3,852	–2,062
Net cash flows from financing activities	–3,356	4,298
Effect of foreign currency rates on cash and cash equivalents	134	23
Net decrease/increase in cash and cash equivalents	84	580
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	3,411	3,328

Due to rounding, numbers may not add up precisely.

F4

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended December 31
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	632	1	633	–57	575	349	10	360	81	76	60
Software licenses	2,149	0	2,149	–69	2,080	1,867	0	1,867	15	15	11
Software support	2,600	0	2,600	–106	2,494	2,342	1	2,343	11	11	6
Software licenses and support	4,749	0	4,749	–175	4,574	4,209	1	4,210	13	13	9
Cloud and software	5,381	1	5,382	–232	5,149	4,558	12	4,570	18	18	13
Services	965	0	965	–48	918	899	0	899	7	7	2
Total revenue	6,346	1	6,347	–280	6,067	5,458	12	5,469	16	16	11

Operating Expense Numbers
Cost of cloud subscriptions and support	–305	70	–235			–161	30	–131	89	80
Cost of software licenses and support	–660	76	–583			–569	72	–497	16	17
Cost of cloud and software	–964	146	–818			–730	103	–628	32	30
Cost of services	–891	62	–829			–732	49	–683	22	21
Total cost of revenue	–1,856	208	–1,647			–1,463	152	–1,311	27	26
Gross profit	4,490	209	4,700			3,995	163	4,158	12	13
Research and development	–796	69	–727			–670	55	–615	19	18
Sales and marketing	–1,654	188	–1,465			–1,269	69	–1,200	30	22
General and administration	–286	55	–231			–279	55	–224	2	3
Restructuring	–59	59	0			–29	29	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–2	2	0	<-100	0
Other operating income/expense, net	3	0	3			8	0	8	–62	–62
Total operating expenses	–4,647	580	–4,067	200	–3,867	–3,705	362	–3,342	25	22	16

Profit Numbers
Operating profit	1,699	581	2,280	–80	2,200	1,753	374	2,127	–3	7	3
Other non-operating income/expense, net	–29	0	–29			4	0	4	<-100	<-100
Finance income	52	0	52			28	0	28	83	83
Finance costs	–76	0	–76			–52	0	–52	46	46
Financial income, net	–24	0	–24			–24	0	–24	2	2
Profit before tax	1,646	581	2,226			1,733	374	2,108	–5	6
Income tax TomorrowNow and Versata litigation	0	0	0			1	–1	0	<-100	0
Other income tax expense	–363	–190	–553			–425	–113	–539	–15	3
Income tax expense	–363	–190	–553			–424	–114	–538	–15	3
Profit after tax	1,283	391	1,674			1,309	260	1,569	–2	7
attributable to owners of parent	1,286	391	1,677			1,309	260	1,569	–2	7
attributable to non-controlling interests	–3	0	–3			0	0	0	<-100	<-100

Key Ratios
Operating margin (in %)	26.8		35.9		36.3	32.1		38.9	–5.3pp	–3.0pp	–2.6pp
Effective tax rate (in %)	22.0		24.8			24.5		25.5	–2.4pp	–0.7pp
Earnings per share, basic (in €)	1.07		1.40			1.10		1.31	–2	7

F5

	For the twelve months ended December 31
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	2,286	10	2,296	–297	2,000	1,087	14	1,101	110	109	82
Software licenses	4,838	1	4,839	–255	4,584	4,399	0	4,399	10	10	4
Software support	10,094	0	10,094	–678	9,416	8,829	5	8,834	14	14	7
Software licenses and support	14,931	2	14,933	–933	14,000	13,228	5	13,233	13	13	6
Cloud and software	17,218	11	17,229	–1,230	15,999	14,315	19	14,334	20	20	12
Services	3,580	0	3,580	–276	3,304	3,245	0	3,245	10	10	2
Total revenue	20,797	11	20,809	–1,505	19,303	17,560	19	17,580	18	18	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–1,013	232	–781			–481	88	–393	111	99
Cost of software licenses and support	–2,291	283	–2,008			–2,076	258	–1,818	10	10
Cost of cloud and software	–3,304	516	–2,788			–2,557	346	–2,211	29	26
Cost of services	–3,314	180	–3,134			–2,716	125	–2,590	22	21
Total cost of revenue	–6,619	696	–5,923			–5,272	471	–4,801	26	23
Gross profit	14,179	707	14,886			12,288	490	12,778	15	16
Research and development	–2,855	202	–2,653			–2,331	127	–2,204	22	20
Sales and marketing	–5,403	449	–4,954			–4,304	170	–4,134	26	20
General and administration	–1,052	116	–936			–892	86	–806	18	16
Restructuring	–621	621	0			–126	126	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–309	309	0	<-100	0
Other operating income/expense, net	3	0	3			4	0	4	–30	–30
Total operating expenses	–16,546	2,083	–14,463	1,062	–13,401	–13,230	1,288	–11,942	25	21	12

Profit Numbers
Operating profit	4,251	2,095	6,346	–443	5,903	4,331	1,307	5,638	–2	13	5
Other non-operating income/expense, net	–257	0	–256			49	0	49	<-100	<-100
Finance income	241	0	241			127	0	127	89	89
Finance costs	–246	0	–246			–152	0	–152	62	62
Financial income, net	–5	0	–5			–25	0	–25	–80	–80
Profit before tax	3,990	2,095	6,085			4,355	1,307	5,662	–8	7
Income tax TomorrowNow and Versata litigation	0	0	0			86	–86	0	<-100	0
Other income tax expense	–929	–651	–1,580			–1,161	–318	–1,479	–20	7
Income tax expense	–929	–651	–1,580			–1,075	–405	–1,479	–14	7
Profit after tax	3,061	1,444	4,505			3,280	902	4,182	–7	8
attributable to owners of parent	3,069	1,444	4,513			3,280	902	4,182	–6	8
attributable to non-controlling interests	–8	0	–8			0	0	0	>100	>100

Key Ratios
Operating margin (in %)	20.4		30.5		30.6	24.7		32.1	–4.2pp	–1.6pp	–1.5pp
Effective tax rate (in %)	23.3		26.0			24.7		26.1	–1.4pp	–0.2pp
Earnings per share, basic (in €)	2.56		3.77			2.75		3.50	–7	8

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F6

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions	Q4 2015	1/1– 12/31/2015	Q4 2014	1/1– 12/31/2014
Operating profit (IFRS)	1,699	4,251	1,753	4,331
Revenue adjustments	1	11	12	19
Adjustment for acquisition-related charges	184	738	160	562
Adjustment for share-based payment expenses	336	724	171	290
Adjustment for restructuring	59	621	29	126
Adjustment for TomorrowNow and Versata litigation	0	0	2	309
Operating expense adjustments	580	2,083	362	1,288
Operating profit adjustments	581	2,095	374	1,307
Operating profit (non-IFRS)	2,280	6,346	2,127	5,638

Due to rounding, numbers may not add up precisely.

F7

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

In the fourth quarter 2015, we updated the customer location data underlying our cloud subscription and support revenue by region disclosures in 2015 to make the 2015 numbers comparable to prior year numbers. Updated revenue by region numbers for the first, second and third quarter of 2015 reflecting the updated customer location data are available on our website under Revenue by Region. Prior year numbers are not affected by the update.

	For the three months ended December 31
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	142	0	142	–6	136	92	1	93	54	53	46
Americas	435	0	435	–49	386	222	9	231	96	89	67
APJ	55	0	55	–2	53	36	0	36	55	55	48
Cloud subscriptions and support revenue	632	1	633	–57	575	349	10	360	81	76	60

Cloud and software revenue by region
EMEA	2,479	1	2,480	–15	2,464	2,229	2	2,232	11	11	10
Americas	2,061	0	2,061	–174	1,887	1,619	9	1,629	27	27	16
APJ	841	0	841	–43	798	710	0	710	18	18	12
Cloud and software revenue	5,381	1	5,382	–232	5,149	4,558	12	4,570	18	18	13

Total revenue by region
Germany	897	0	897	0	897	799	0	799	12	12	12
Rest of EMEA	2,010	1	2,010	–22	1,988	1,869	2	1,871	8	7	6
Total EMEA	2,906	1	2,907	–22	2,884	2,668	2	2,671	9	9	8
United States	1,973	0	1,973	–245	1,728	1,479	9	1,488	33	33	16
Rest of Americas	494	0	494	35	529	460	0	460	7	7	15
Total Americas	2,467	0	2,467	–210	2,258	1,939	9	1,948	27	27	16
Japan	190	0	190	–15	175	164	0	164	16	16	7
Rest of APJ	783	0	783	–33	750	687	0	687	14	14	9
Total APJ	973	0	973	–48	925	850	0	851	14	14	9
Total revenue	6,346	1	6,347	–280	6,067	5,458	12	5,469	16	16	11

F8

	For the twelve months ended December 31
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	507	1	508	–38	470	277	1	278	83	83	69
Americas	1,579	8	1,587	–242	1,345	709	12	721	123	120	86
APJ	200	0	201	–17	184	101	0	101	98	99	82
Cloud subscriptions and support revenue	2,286	10	2,296	–297	2,000	1,087	14	1,101	110	109	82

Cloud and software revenue by region
EMEA	7,624	2	7,625	–115	7,510	6,819	5	6,824	12	12	10
Americas	6,931	9	6,940	–919	6,021	5,276	14	5,289	31	31	14
APJ	2,663	0	2,664	–195	2,468	2,221	0	2,221	20	20	11
Cloud and software revenue	17,218	11	17,229	–1,230	15,999	14,315	19	14,334	20	20	12

Total revenue by region
Germany	2,772	0	2,772	–3	2,769	2,570	1	2,571	8	8	8
Rest of EMEA	6,411	2	6,413	–149	6,264	5,813	4	5,817	10	10	8
Total EMEA	9,183	2	9,185	–152	9,033	8,383	5	8,389	10	9	8
United States	6,752	9	6,761	–1,088	5,673	4,898	13	4,911	38	38	16
Rest of Americas	1,678	0	1,678	–34	1,644	1,591	0	1,592	5	5	3
Total Americas	8,430	9	8,439	–1,121	7,317	6,489	14	6,503	30	30	13
Japan	667	0	668	–32	636	600	0	600	11	11	6
Rest of APJ	2,517	0	2,517	–200	2,317	2,088	0	2,088	21	21	11
Total APJ	3,185	0	3,185	–232	2,953	2,688	0	2,688	18	18	10
Total revenue	20,797	11	20,809	–1,505	19,303	17,560	19	17,580	18	18	10

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9

MULTI-QUARTER SUMMARY (IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015
Revenue Numbers
Cloud subscriptions and support (IFRS)	219	241	277	349	1,087	503	552	599	632	2,286
Cloud subscriptions and support (non-IFRS)	221	242	278	360	1,101	509	555	600	633	2,296

Software licenses (IFRS)	623	957	951	1,867	4,399	696	979	1,014	2,149	4,838
Software licenses (non-IFRS)	623	957	952	1,867	4,399	696	979	1,015	2,149	4,839

Software support (IFRS)	2,097	2,158	2,232	2,342	8,829	2,454	2,531	2,509	2,600	10,094
Software support (non-IFRS)	2,098	2,160	2,233	2,343	8,834	2,454	2,531	2,509	2,600	10,094

Software licenses and support (IFRS)	2,720	3,116	3,184	4,209	13,228	3,150	3,510	3,523	4,749	14,931
Software licenses and support (non-IFRS)	2,722	3,117	3,185	4,210	13,233	3,150	3,510	3,524	4,749	14,933

Cloud and software (IFRS)	2,939	3,357	3,461	4,558	14,315	3,653	4,062	4,122	5,381	17,218
Cloud and software (non-IFRS)	2,942	3,359	3,463	4,570	14,334	3,659	4,065	4,124	5,382	17,229

Services (IFRS = non-IFRS)	759	794	793	899	3,245	844	908	863	965	3,580

Total revenue (IFRS)	3,698	4,151	4,254	5,458	17,560	4,497	4,970	4,985	6,346	20,797
Total revenue (non-IFRS)	3,701	4,153	4,256	5,469	17,580	4,502	4,972	4,987	6,347	20,809

Operating profit (IFRS)	723	698	1,157	1,753	4,331	638	701	1,214	1,699	4,251
Operating profit (non-IFRS)	919	1,236	1,355	2,127	5,638	1,056	1,394	1,616	2,280	6,346

Operating margin (IFRS, in %)	19.5	16.8	27.2	32.1	24.7	14.2	14.1	24.3	26.8	20.4
Operating margin (non-IFRS, in %)	24.8	29.8	31.8	38.9	32.1	23.5	28.0	32.4	35.9	30.5

Effective tax rate (IFRS, in %)	24.1	22.6	26.5	24.5	24.7	13.6	26.4	27.1	22.0	23.3
Effective tax rate (non-IFRS, in %)	25.9	25.4	27.7	25.5	26.1	22.3	27.8	28.0	24.8	26.0

Earnings per share, basic (IFRS, in €)	0.45	0.47	0.74	1.10	2.75	0.35	0.39	0.75	1.07	2.56
Earnings per share, basic (non-IFRS, in €)	0.56	0.79	0.84	1.31	3.50	0.58	0.80	0.98	1.40	3.77

Net cash flows from operating activities	2,352	223	507	416	3,499	2,366	410	466	398	3,639
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–130	–174	–168	–265	–737	–139	–137	–148	–213	–637
Free cash flow	2,222	49	339	151	2,762	2,227	273	317	184	3,001

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	451	445	498	689	689	794	789	782	951	951
Days’ sales outstanding (DSO, in days)1)	63	64	65	65	65	67	68	69	71	71

F10

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015
Headcount (quarter end)2)	66,750	67,651	68,835	74,406	74,406	74,551	74,497	75,643	76,986	76,986
Employee retention (in %, rolling 12 months)	93.4	93.5	93.3	93.5	93.5	93.3	92.6	91.9	91.8	91.8
Women in management (in %, quarter end)	20.9	21.1	21.3	22.4	22.4	22.3	22.9	23.2	23.6	23.6
Greenhouse gas emissions (in kilotons)	120	140	125	115	500	145	125	110	75	75

1) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

2) In full-time equivalents

Due to rounding, numbers may not add up precisely.

F11